Exhibit 99.4

September 20, 2019

Aeterna Zentaris Inc.
315 Sigma Drive
Summerville, South Carolina 29486

Dear Sirs/Mesdames:

This opinion is furnished to Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”), a corporation incorporated under the federal laws of Canada, in connection with the registered direct offering in the United States of 3,325,000 common shares in the capital of the Company (the “Common Shares”) pursuant to a prospectus supplement dated September 20, 2019 (the “Prospectus Supplement”) and accompanying prospectus as part of a registration statement on Form F-3 filed by Aeterna Zentaris with the United States Securities and Exchange Commission on August 13, 2019 (the “Prospectus”), under the Securities Act of 1933, as amended (the “Securities Act”), and the private placement of whole warrants (the “Warrants”, together with the Common Shares, the “Offered Securities”), exercisable for Common Shares (the “Underlying Common Shares”). The registered direct offering of the Common Shares and the private placement of the Warrants are referred to in this opinion as the “Offering”.

We have examined executed copies of a placement agent agreement dated September 20, 2019 between the Company and Maxim Group LLC, a separate purchase agreement between the Company and the purchasers of the Offered Securities, the form of warrant certificate representing the Warrants (the “Warrant Certificate”), the Prospectus Supplement and the Prospectus (collectively, the “Transaction Documents”).

For the purposes of this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, and relied upon the certificate of an officer of the Company as to factual matters (the “Officer’s Certificate”), certifying:

(a)                                 the certificate, articles of incorporation and by-laws of the Company; and

(b)                                 certain resolutions passed by the board of directors of the Company relating to the Offering and the issuance of the Offered Securities;

and have reviewed such other documents, and have considered such questions of law, as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed.

We have relied upon the Transaction Documents and the Officer’s Certificate without independent investigation of the matters provided for therein for the purpose of providing our opinions expressed below. We have not conducted any independent enquiries or investigations in respect of the opinions provided hereunder.

In examining the Officer’s Certificate and in providing our opinions below we have assumed that: all individuals had the requisite legal capacity; all signatures are genuine; all documents submitted to us as originals are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals; all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate; all facts set forth in the Officer’s Certificate are complete, true and accurate.

Our opinions are expressed only with respect to the laws of the Province of Ontario and of the laws of Canada applicable therein.

Our opinions are expressed with respect to the laws in effect on the date of this opinion and we do not accept any responsibility to take into account or inform the addressee, or any other person authorized to rely on this opinion, of any changes in law, facts or other developments subsequent to this date that do or may affect the opinions we express, nor do we have any obligation to advise you of any other change in any matter addressed in this opinion or to consider whether it would be appropriate for any other person other than the addressee to rely on our opinion.

Where our opinion below refers to the Common Shares and Underlying Common Shares as being “fully-paid and non-assessable”, such opinion assumes that all required consideration (in whatever form) has been or will be paid or provided. No opinion is expressed as to the adequacy of any consideration received.

Based upon and subject to the foregoing and to the qualifications set forth herein, we are of the opinion that subject to receipt of payment in full for them, the Common Shares will be validly issued as fully paid and non-assessable. Upon the exercise of the Warrants in accordance with the terms of the Warrant Certificate, and subject to receipt of the exercise price therefor, the Underlying Common Shares will be validly issued as fully paid and non-assessable.

This opinion is solely for the benefit of the addressee and not for the benefit of any other person. It is rendered solely in connection with the subject matter to which it relates. It may not be quoted, in whole or in part, or otherwise referred to or used for any purpose without our prior written consent.

We hereby consent to the filing of this opinion letter as an exhibit to the Prospectus Supplement and to use our name under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not hereby agree that we come within the category of persons whose consent is required by Section 7 of the Securities Act.

Yours truly,

/s/ Stikeman Elliott LLP

Stikeman Elliott LLP